Exhibit 99.3

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

Total to Partner Oil, New Challenges Exhibition
at the Cité des Sciences et de l’Industrie in Paris
February 10 to August 16, 2004

Paris, February 2004 - As part of the Cité des Sciences et de l’Industrie’s Managing the Planet programme, Total helped to design and support the Oil, New Challenges exhibition. This second exhibition in the Cité’s sustainable development programme will open on February 10 for six months.

Oil and natural gas are the world’s main energy resources, used on a daily basis, for transportation, heating and lighting, as well as in a multitude of industrial products derived from refining and chemicals manufacturing processes. These resources have fuelled the planet’s development.

The depletion of easily accessible oil fields means that we now have to go to remote regions and work under challenging conditions, such as deep offshore, deep underground and the frozen north.

Today, engineers are developing and using next-generation technologies to bring these resources on stream while protecting the environment.

People are often unfamiliar with the technological feats involved in the unending challenge to renew oil and gas reserves.

The exhibition is designed to help the general public, essentially high school students, understand the issues faced in oil gas exploration and production, both today and in the future.

The Cité des Sciences et de l’Industrie, supported by Total, has organized an exhibition encompassing the earth sciences, the environment, materials behavior and engineering techniques.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,500 employees worldwide. More information can be found on the company’s website: www.total.com